[redacted]

11019837

AB 3/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2011 PROCESSING WASH. DC

SEC FILE NUMBER
8- 66987

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONERIDGE CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2404 MEETING STREET
(No. and Street)

WAYZATA	MN	55391
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLINGSON & ELLINGSON, LTD.
(Name – *if individual, state last, first, middle name*)

5101 VERNON AVE. S. #501	EDINA	MN	55436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/25

OATH OR AFFIRMATION

I, DONALD R. BROOKS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STONERIDGE CAPITAL GROUP, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA K. ECKLEY
NOTARY PUBLIC – MINNESOTA
My Commission Expires Jan. 31, 2015

Signature

Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick)
Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson
Ehresmann
CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
StoneRidge Capital Group
Wayzata, Minnesota

In planning and performing our audit of the financial statements of StoneRidge Capital Group for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted **no** matters involving the control environment, and its operation that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 17, 2011

STONERIDGE CAPITAL GROUP, LLC

Minneapolis, Minnesota

Financial Statements and
Auditor's Report
December 31, 2010

CONTENTS

	Page
AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Balance Sheet	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION	
Report on Supplementary Information	7
Computation of Net Capital	8
Rule 15c3-3 Reserve and Control Requirements	9

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick)
Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson
Ehresmann
CPA

INDEPENDENT AUDITOR'S REPORT

The Partner's
StoneRidge Capital Group, LLC
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of StoneRidge Capital Group, LLC, as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StoneRidge Capital Group, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina. Minnesota

February 17, 2011

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

STONERIDGE CAPITAL GROUP, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note 1)	$ 29,118	$ 31,097
	29,118	31,097
PROPERTY AND EQUIPMENT (NOTE 1)		
Office furniture and equipment	30,911	30,911
Less: accumulated depreciation	(30,911)	(29,209)
	-	1,702
Total Assets	$ 29,118	$ 32,799
LIABILITIES AND PARTNERS' EQUITY		
CURRENT LIABILITIES	$ 1,200	$ -
COMMITMENTS AND CONTINGENCIES (NOTE 2)		
PARTNERS' EQUITY		
Partners' capital	162,533	162,533
Retained (deficit)	(134,615)	(129,734)
	27,918	32,799
Total Liabilities and Partners' Equity	$ 29,118	$ 32,799

The accompanying notes are an integral part of these financial statements.

STONERIDGE CAPITAL GROUP, LLC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2010 and 2009

	2010	2009
REVENUES	$ -	$ -
EXPENSES		
Professional fees	2,400	1,200
Licensing and education	760	610
Depreciation	1,702	4,083
Office expense	19	1,447
Total Expenses	4,881	7,340
Net (Loss)	$ (4,881)	$ (7,340)

The accompanying notes are an integral part of these financial statements.

STONERIDGE CAPITAL GROUP, LLC
STATEMENTS OF CHANGES IN PARTNERS' EQUITY
For the Years Ended December 31, 2010 and 2009

	Partners' Capital	Retained (Deficit)	Total
Balance at January 1, 2009	$ 162,533	$ (122,394)	$ 40,139
Net (loss)		(7,340)	(7,340)
Balance at December 31, 2009	162,533	(129,734)	32,799
Net (loss)		(4,881)	(4,881)
Balance at December 31, 2010	$ 162,533	$ (134,615)	$ 27,918

The accompanying notes are an integral part of these financial statements.

STONERIDGE CAPITAL GROUP, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$ (4,881)	$ (7,340)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,702	4,083
Changes in assets and liabilities:		
Increase (Decrease) in:		
Accounts payable	1,200	
Net Cash Flows from Operating Activities	(1,979)	(3,257)
Net (Decrease) in Cash	(1,979)	(3,257)
Cash at Beginning of Year	31,097	34,354
Cash at End of Year	$ 29,118	$ 31,097

The accompanying notes are an integral part of these financial statements.

STONERIDGE CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note 1. Summary of Significant Accounting Policies

This summary of significant accounting policies of StoneRidge Capital Group, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Business Activity -
The Company operates in the mergers and acquisitions sector of the securities industry.

Cash Equivalents -
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Property and Equipment -
Property and equipment are recorded at cost. Depreciation is computed using the straight line method over useful lives of three to five years.

Income Taxes -
The Company, with the consent of its members, elected to be treated, under the provisions of the Internal Revenue Code, as a partnership. Under such provisions, in lieu of corporate income taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for income taxes is included in the accompanying financial statements.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick) Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson Ehresmann
CPA

Independent Auditor's Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

We have audited the accompanying financial statements of StoneRidge Capital Group, LLC as of and for the year ended December 31, 2010, and have issued our report thereon dated February 21, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 17, 2011

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

STONERIDGE CAPITAL GROUP, LLC
COMPUTATION OF NET CAPITAL
As of December 31, 2010

NET CAPITAL		
Stockholders' Equity	$ 27,918	
Additions:		
Subordinated loans		
		$ 27,918
Deductions:		
Non-allowable items:		
Property and equipment net of accumulated depreciation		
Net Capital		$ 27,918
BASIC CAPITAL REQUIREMENT		
Net capital		$ 27,918
Minimum net capital required		5,000
Excess Net Capital		$ 22,918
AGGREGATE INDEBTEDNESS		$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		-
RECONCILIATION OF NET CAPITAL		
Net Capital, as reported in Company's Part IIA FOCUS report		$ 27,918
Audit adjustments made for the following:		
Adjusted Net Capital		$ 27,918

The accompanying notes are an integral part of these financial statements.

STONERIDGE CAPITAL GROUP, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
As Of December 31, 2010

Pursuant to Rule 15c3-3(k)(2)(B), the Company is exempt from the reserve requirement.

INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENT UNDER RULE 15c3-3
As Of December 31, 2010

The Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2010.